RECEIVED

2008 MAR 31 P 1:39

OFFICE OF INTERNATIONAL CORPORATE FINANCE

ANDERSON MŌRI & TOMOTSUNE

IZUMI GARDEN TOWER
6-1, ROPPONGI 1-CHOME, MINATO-KU
TOKYO 106-6036, JAPAN

TEL: (03) 6888-1000
http://www.andersonmoritomotsune.com

BEIJING OFFICE
BEIJING FORTUNE BUILDING, ROOM 809
NO. 5, DONG SAN HUAN BEI LU
CHAO YANG QU, BEIJING 100004
PEOPLE'S REPUBLIC OF CHINA
TEL: 86 (10) 6590-9060
FAX: 86 (10) 6590-9062

[redacted]

08001552

File No. 82-34835
March 25, 2008

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.

PROCESSED
APR 02 2008
THOMSON FINANCIAL

SUPPL

NTT Urban Development Corporation - 12g3-2(b) Exemption

Ladies and Gentlemen:

In connection with the exemption of NTT Urban Development Corporation (the "Company") as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we, on behalf of the Company, hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

Brief Description of Japanese Language Documents.

If you have any questions or requests for additional information, please do not hesitate to contact Akiko Kimura or Kagayaki Funakoshi of Anderson Mori & Tomotsune, Japanese counsels to the Company, with offices at Izumi Garden Tower, 6-1, Roppongi 1-chome, Minato-ku, Tokyo 106-6036, Japan (telephone +813-6888-1197, facsimile +813-6888-3197).

Very truly yours,

Kagayaki Funakoshi

Enclosure

dlw 3/31

File No. 82-34835

RECEIVED
2008 MAR 31 P 1:40
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

BRIEF DESCRIPTION OF JAPANESE LANGUAGE DOCUMENTS

Amendment to the Semi-Annual Report

An amendment to the Semi-Annual Report for the first half of the 23rd fiscal year (from April 1, 2007 through September 30, 2007), prepared in accordance with paragraph 5 of Article 24-5 of the Financial Instruments and Exchange Law was filed with the Director of the Kanto Local Finance Bureau through EDINET (Electronic Disclosure for Investors' Network) on February 13, 2008. The amendment to the Semi-Annual Report is available for public inspection through EDINET and at the Tokyo Stock Exchange, Inc. ("Tokyo Stock Exchange") for a certain period.

Amendment to the Shelf Registration Statement

An amendment to the Shelf Registration Statement for the purpose of incorporating the amendment to the Semi-Annual Report (for the 23rd fiscal year) was filed with the Director of the Kanto Local Finance Bureau through EDINET on February 13, 2008. The amendment to the Shelf Registration Statement is available for public inspection through EDINET and at the Tokyo Stock Exchange for a certain period.

Extraordinary Report

An Extraordinary Report regarding change in specified subsidiary, prepared in accordance with paragraph 4 of Article 24-5 of the Financial Instruments and Exchange Law and paragraph 2-3 of Article 19 of the Ministerial Ordinance Concerning Disclosure of Corporate Information, Etc. was filed with the Director of the Kanto Local Finance Bureau through EDINET on March 18, 2008. The Extraordinary Report is available for public inspection through EDINET and at the Tokyo Stock Exchange for a certain period.

Amendment to the Shelf Registration Statement

An amendment to the Shelf Registration Statement for the purpose of incorporating the newly-filed Extraordinary Report was filed with the Director of the Kanto Local Finance Bureau through EDINET on March 18, 2008. The Extraordinary Report is available for public inspection through EDINET and at the Tokyo Stock Exchange for a certain period.

END